SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                       ------------------------------------
                         AMENDMENT NUMBER 1 TO FORM 8-A
                FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
                    PURSUANT TO SECTION 12(b) OR 12(g) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                         ELECTRONIC CLEARING HOUSE, INC.
             (Exact name of registrant as specified in its charter)


                 NEVADA                                   93-0946274
 (State of incorporation or organization)               (IRS  Employer
                                                      Identification No.)

          28001 Dorothy Drive, Agoura Hills, California                91301
             (Address of principal executive offices)                (Zip Code)

     Securities to be registered pursuant to Section 12(b) of the Act:

                                      NONE
                                (Title of Class)

If this Form relates to the registration of a class of securities pursuant to
Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c), check the following box. / /

If this Form relates to the registration of a class of securities pursuant to
Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d), check the following box. /X/

     Securities to be registered pursuant to Section 12(g) of the Act:

     TITLE OF EACH CLASS                     NAME OF EACH EXCHANGE ON WHICH
     TO BE SO REGISTERED                     EACH CLASS IS TO BE REGISTERED
------------------------------------  ------------------------------------------

     Preferred Share Purchase Rights              Nasdaq SmallCap Market

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ITEM  1.       DESCRIPTION  OF  SECURITIES.

On January 29, 2003, the Electronic Clearing House, Inc. Rights Agreement dated September 30, 1996 (the "Rights Agreement") between the Registrant and OTR, Inc., as Rights Agent (the "Rights Agent"), was amended and restated (the "Restatement"). Under the terms of the Rights Agreement, a right (a "Right") attached to all Common Stock certificates that entitled the shareholder of record, upon exercise of the Right, to purchase from the Registrant, at a price of $0.50, one one-hundredth share of Series A Junior Participating Preferred Stock, no par value ("Preferred Stock"). The purpose of the Restatement was to
(i) clarify the effects on each Right of (a) dividends payable in common stock and (b) subdivisions, combinations or consolidations of Common Stock, as the same have been declared and implemented by the Company prior to the effective date of the Restatement, and (ii) authorize, declare and distribute a second dividend of one preferred share purchase right (the "Second Right") for each share of Common Stock of the Company outstanding on the effective date of the Restatement. The Board had authorized a 4:1 reverse split of the Registrant's Common Stock on September 11, 2001, resulting in 5,447,662 shares outstanding as of that date. As a result of the September 11, 2001 reverse split and the Restatement, each Right will now entitle each shareholder of record to purchase one (1) Adjusted 1/100th Preferred Stock Share (i.e., four one-hundredths shares of Preferred Stock) at a purchase price of $2.00. Each Second Right will entitle each shareholder of record to purchase, upon exercise of the Second Right, one
(1) Adjusted 1/100th Preferred Stock Share (as of January 29, 2003) at a purchase price of $0.50.

Each Right and Second Right separates from the Common Stock and become exercisable for Preferred Stock and a Distribution Date will occur upon the earlier of (i) 10 days following the public announcement that, without prior consent of the Board, a person or group of persons ("Acquiring Person") have acquired 20% of the outstanding Common Stock ("Stock Acquisition Date"), and
(ii) at least 10 business days following the commencement of, or the announcement of an intention to make, a tender offer for 20% or more of the outstanding Common Stock. As soon as practicable following the Distribution Date, Rights Certificates will be mailed to holders of record of Common Stock as of the close of business on the Distribution Date. Such Rights Certificates alone will evidence the Rights and Second Rights, and any Rights and/or Second Rights owned by an Acquiring Person shall become null and void. The final expiration date of all Rights is September 30, 2006 and all Second Rights is January 29, 2013, unless the Rights and/or Second Rights are earlier redeemed or exchanged by the Company. Until a Right or Second Right is exercised, the holder of a Right and/or Second Right will not, by reason of being such a holder, have rights as a Company stockholder.

After exercise of a Right or Second Right, each resulting Adjusted 1/100th Preferred Stock Share will have four votes, voting together with Common Stock and, should a dividend be declared on Common Stock, a minimum preferential dividend payment of quadruple the dividend declared for the Common Stock. In the event of a merger, consolidation, or other transaction in which Common Stock is exchanged, each Adjusted 1/100th Preferred Stock Share will receive quadruple the amount received per share of Common Stock. Should a liquidation occur, each Adjusted 1/100th Preferred Stock Share will receive a $4.00 minimum preferential liquidation payment, in addition to quadruple the payment made for each share of Common Stock. Lastly, in the event that the Company is acquired in a merger or other transaction where the Company is not the surviving corporation, or in the event that 50% or more of its assets or earning power is sold, each Adjusted


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1/100th Preferred Stock Share will receive common stock of the acquiring entity that has a value of eight times the applicable purchase price.

At any time prior to or after the acquisition by a person or group of affiliated or associated persons of 20% or more of outstanding Common Stock, the Board may exchange Rights and/or Second Rights, in whole or in part, at an exchange ratio of four shares of Common Stock or one Adjusted 1/100th Preferred Stock Share (or one share of a class or series of the Company's preferred stock having equivalent rights, preferences and privileges), per Right and per Second Right. At any time prior to the earlier to occur of (i) the tenth day after the Stock Acquisition Date, and (ii) the expiration of the Rights or the expiration of the Second Rights, as the case may be, the Company may redeem the Rights and Second Rights in whole, but not in part, at a price of $0.004 per Right and per Second Right ("Redemption Price"), or, following the Stock Acquisition date, redeem Rights and Second Rights in whole, but not in part, at the Redemption Price providing either (a) the Acquiring Person reduces his ownership to less than 20% of the Common Stock, or (b) such redemption is incidental to a merger or other business combination transaction involving the Company but not involving an Acquiring Person. In addition, if an unsolicited offer is made, and the Board determines that it is fair and in the best interests of the Company and its shareholders, then, pursuant to the terms of the Rights Agreement, the Board has the authority to redeem the Rights and Second Rights and permit the offer to proceed. Upon the payment of the Redemption Price, the right to exercise any Right or any Second Right will terminate.

The purchase price, manner of exercising Rights and Second Rights, number of Rights and Second Rights, terms of the Rights and Second Rights, number of one Adjusted 1/100th Preferred Stock Shares issuable upon exercise of a Right or a Second Right, are subject to adjustment and amendment without the consent of the holders of the Rights and/or Second Rights, in any manner by the Board for business purposes, i.e., preventing dilution, adjustment in the event of a stock split, declaration of a dividend, etc., except that from and after such time as any person becomes an Acquiring Person, or after the Distribution Date, no such adjustment or amendment may adversely affect the interests of the holders of the Rights or of the Second Rights.

Copies of the Restatement, as filed with the Securities and Exchange Commission, are available free of charge from the Company. This summary description of the Rights and Second Rights does not purport to be complete and is qualified in its entirety by reference to the Rights Agreement and the Restatement.


ITEM  2.     EXHIBITS

1.1 Rights Agreement between Electronic Clearing House, Inc. and OTR, Inc., as Rights Agent dated as of September 30, 1996, which includes (i) as Exhibit A thereto the form of Certificate of Designation of the Series A Junior Participating Preferred Stock, (ii) as Exhibit B thereto the form of Right Certificate and (iii) as Exhibit C thereto the Summary of Rights to Purchase Preferred Shares (1).


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1.2  Amended and Restated Rights Agreement between Electronic Clearing House,
     Inc. and OTR, Inc., as Rights Agent dated as of January 29, 2003, which includes (i) as Exhibit A thereto the form of Certificate of Designation of the Series A Junior Participating Preferred Stock, (ii) as Exhibit B thereto the form of Right Certificate and (iii) as Exhibit C thereto the Summary of Rights to Purchase Preferred Shares.

____________________

(1) Filed as an Exhibit to Registrant's Form 8-A, effective October 7, 1996 and incorporated herein by reference.


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     Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

                                    ELECTRONIC CLEARING HOUSE, INC.



Dated: February 6, 2003             By:
                                    Alice L. Cheung
                                    Treasurer and Chief Financial Officer
                                    (Principal Financial and Accounting Officer)




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                                INDEX TO EXHIBITS

  EXHIBITS

1.1 Rights Agreement between Electronic Clearing House, Inc. and OTR, Inc., as Rights Agent dated as of September 30, 1996, which includes (i) as Exhibit A thereto the form of Certificate of Designation of the Series A Junior Participating Preferred Stock, (ii) as Exhibit B thereto the form of Right Certificate and (iii) as Exhibit C thereto the Summary of Rights to Purchase Preferred Shares (1).

1.2 Amended and Restated Rights Agreement between Electronic Clearing House, Inc. and OTR, Inc., as Rights Agent dated as of January 29, 2003, which includes (i) as Exhibit A thereto the form of Certificate of Designation of the Series A Junior Participating Preferred Stock, (ii) as Exhibit B thereto the form of Right Certificate and (iii) as Exhibit C thereto the Summary of Rights to Purchase Preferred Shares.

____________________

(1) Filed as an Exhibit to Registrant's Form 8-A, effective October 7, 1996 and incorporated herein by reference.


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